4 May 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 4 May 2006 it purchased 510,000 Reed Elsevier PLC ordinary shares at a price of 539.0098 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 13,959,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,267,111,566 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 4 May 2006, it purchased 340,000 Reed Elsevier NV ordinary shares at a price of €11.701 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 9,096,500 Reed Elsevier NV ordinary shares in treasury, and has 735,741,546 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).